UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CANADIAN SOLAR INC.

(Name of Issuer)

Common Shares with no par value

(Title of Class of Securities)

136635109

(CUSIP Number)

Shawn (Xiaohua) Qu

c/o No.199 Lushan Road

New District

Suzhou,  Jiangsu 215129

People’s Republic of China

Tel: 0512-66908088

Fax: 0512-66908086

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		136635109

1.	Name of Reporting Person: Shawn (Xiaohua) Qu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,495,431
	8.	Shared Voting Power 235,757
	9.	Sole Dispositive Power 13,495,431
	10.	Shared Dispositive Power 235,757
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,731,188 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.4%(2)
14.	Type of Reporting Person IN

(1) Includes (i) 13,406,747 and 210,245 common shares beneficially owned by Mr. Shawn Qu and Ms. Hanbing Zhang, the wife of Mr. Shawn Qu, respectively, (ii) 63,779 and 25,512 common shares issuable upon the exercise of options held by Mr. Shawn Qu and Ms. Hanbing Zhang, respectively, within 60 days of November 30, 2017, and (iii) 24,905 common shares issuable upon vesting of restricted share units held by Mr. Shawn Qu, within 60 days of November 30, 2017.

(2) Percentage calculated based on 58,489,089 common shares outstanding as of November 30, 2017.

CUSIP No.		136635109

1.	Name of Reporting Person: Hanbing Zhang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 235,757 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 235,757 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,757 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)
14.	Type of Reporting Person IN

(1) Includes (i) 210,245 common shares beneficially owned by Ms. Hanbing Zhang, the wife of Mr. Shawn Qu, (ii) 25,512 common shares issuable upon the exercise of options held by Ms. Hanbing Zhang within 60 days of November 30, 2017.

(2) Percentage calculated based on 58,489,089 common shares outstanding as of November 30, 2017.

INTRODUCTORY NOTE

This Statement on Schedule 13D/A (this “Amendment No. 2”) amends and supplements the statement on the Schedule 13D filed on June 15, 2013 by Mr. Shawn Qu (“Mr. Qu”) with respect to Canadian Solar Inc., a Canadian Corporation (the “Company”), as previously amended by the Amendment No. 1 to the Schedule 13D filed on January 28, 2015 on behalf of Mr. Qu with the United States Securities and Exchange Commission (the “Schedule 13D”).  Ms. Hanbing Zhang (together with Mr. Qu, the “Reporting Persons,” and each, a “Reporting Person”) may be deemed to be in a group with Mr. Qu and are filing this statement on Schedule 13D/A with Mr. Qu pursuant to the joint filing agreement attached hereto as Exhibit 7.01.  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Schedule 13D.

Item 2.                                                         Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.  The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

Mr. Qu is a citizen of Canada and is the chairman of the board of directors, the president and the chief executive officer of the Company.

Ms. Hanbing Zhang is a citizen of Canada and is Mr. Qu’s wife.

The principal business and office address of the Reporting Persons is c/o No.199 Lushan Road, New District, Suzhou, Jiangsu 215129, People’s Republic of China.

(d) – (e)      During the last five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 is hereby amends and supplemented by adding the following:

It is anticipated that, at the price per share of Common Share set forth in the Proposal (as described in Item 4 below), approximately US$826.7 million will be expended in acquiring approximately 44,757,000 outstanding shares of Common Share owned by shareholders of the Company other than the Reporting Persons ( the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity financing.  The equity financing will be provided by the Reporting Persons and, potentially, third party sponsors, in the form of cash, and through the rollover of existing equity interests in the Company held by the Reporting Persons.  Debt financing, if used, will be primarily provided by third party financial institutions.

Item 4.                                                         Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On December 9, 2017, Mr. Qu submitted a preliminary, non-binding letter (the “Letter”) to the Company’s board of directors (the “Board”).  In the Letter, Mr. Qu outlined his proposal ( the “Proposal”) for the acquisition of all of the Publicly Held Shares, through a going-private transaction (the “Transaction”).  Under the Proposal, Mr. Qu proposes to consummate the Transaction for $18.47 per share in cash.  The Proposal also provides that, among other things, Mr. Qu will (a) conduct customary due diligence on the Company together with the parties providing financing for the Transaction and (b) negotiate and execute definitive agreements with respect to the Transaction.

References to the Letter in this Amendment No. 2 is qualified in its entirety by reference to the Letter itself, which is attached hereto as Exhibit 7.02 and is incorporated by reference as if set forth in its entirety.

If the Transaction is carried out and consummated, the Common Share of the Company will no longer be traded on the NASDAQ Global Select Market and the registration of the Common Share of the Company under Section 12 of the Act is expected to be terminated.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to a proposed Transaction will be entered into or be consummated.  The Letter provides that no binding obligation on the part of the Company or Mr. Qu shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.

Except as indicated above, the Reporting Persons have no plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) The following disclosure assumes that there are 58,489,089 Common Shares outstanding as of  November 30, 2017.

The responses of each of the Reporting Persons to Rows (7) through (11) of the cover page of this Amendment No. 2 are incorporated herein by reference.

(c)                                  Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Share during the 60 days preceding the filing of this Amendment No. 2.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to supplement the following:

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 7.01:                          Joint Filing Agreement by and between the Reporting Persons, dated as of December 12, 2017 (filed herewith).

Exhibit 7.02:                          Proposal Letter from Mr. Qu to the Company’s board of directors, dated as of December 9, 2017 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2017

Mr. Shawn (Xiaohua) Qu

/s/ Mr. Shawn (Xiaohua) Qu

Ms. Hanbing Zhang

/s/ Ms. Hanbing Zhang